UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Gu Yunfeng Shanghai Phicomm Communication Co. Ltd. 3666 Sixian Road Songjiang District Shanghai, People’s Republic of China 011-86-21-31183118	Jin Wei Talent Transmission Limited. Ajeltake Road Ajeltake Island Majuro Marshall Islands MH96960

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications)

June 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100

1.	Names of Reporting Persons.
GU GUOPING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

14.1%
14.	Type of Reporting Person

IN
2

CUSIP No. 918076100

1.	Names of Reporting Persons.
Shanghai Phicomm Communication Co., Ltd.,
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

14.1%
14.	Type of Reporting Person

CO

3

CUSIP No. 918076100

1.	Names of Reporting Persons.
Phicomm Technology (Hong Kong) Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

14.1%
14.	Type of Reporting Person

CO
4

CUSIP No. 918076100

1.	Names of Reporting Persons.
The Smart Soho International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

14.1%
14.	Type of Reporting Person

CO

5

CUSIP No. 918076100

1.	Names of Reporting Persons.
Talent Transmission Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
353,563
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
353,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

353,563

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

1.0%
14.	Type of Reporting Person

CO
6

CUSIP No. 918076100

1.	Names of Reporting Persons.
JIN WEI
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
353,563
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
353,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

353,563

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

1.0%
14.	Type of Reporting Person

IN
7

The Statement on Schedule 13D filed December 14, 2015 (the “Statement”) filed by Mr. Gu Guoping, Shanghai Phicomm Communication Co., Ltd. (“Phicomm”), Phicomm Technology (Hong Kong) Co., Limited (“Phicomm HK”), The Smart Soho International Limited (“Smart Soho” or “Acquirer” and, together with Gu Guoping, Phicomm and Phicomm HK, the “Phicomm Group” ) and Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (the “Fund”) relating to the Ordinary Shares, par value US$0.00375 per share (the “Ordinary Shares”) of UTStarcom Holdings Corp., a Cayman Islands corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed December 22, 2015 by the Phicomm Group and the Fund, by Amendment No. 2 thereto filed January 19, 2016 solely by the Phicomm Group, by Amendment No. 3 thereto filed May 5, 2016 by the Phicomm Group and the Fund, by Amendment No. 4 thereto filed July 6, 2016 by the Phicomm Group, by Amendment No. 5 thereto filed September 7, 2016 by the Phicomm Group, by Amendment No. 6 thereto filed November 8, 2016 by the Phicomm Group, and by Amendment No. 7 thereto filed June ,9 2017 by the Phicomm Group, Talent Transmission Limited, a Marshall Islands company (“TTL”) and Mr. Jin Wei (collectively with the Phicomm Group and TTL, the “Filing Persons”), is hereby further amended with respect to the items set forth below in this Amendment No. 8. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The aggregate purchase price for the 264,500 Ordinary Shares acquired by TTL and reported in Item 5 of this Schedule 13D (Amendment No. 8) was approximately US$603,219. TTL acquired the funds used to purchase the Ordinary Shares it holds from capital contributions made by Mr. Jin Wei, who used his personal funds to make such contributions.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information:

TTL acquired the 264,500 Ordinary Shares reported in Item 5 of this Schedule 13D (Amendment No. 8) for investment and in connection with the Filing Persons’ opposition to the privatization proposal made by the Consortium Members to the Issuer and announced by the Issuer on March 31, 2017. See Item 4 of the Filing Persons’ Schedule 13D (Amendment No. 7).

Item 5.	Interest in Securities of the Issuer

As previously disclosed, at the date of this Schedule 13D (Amendment No. 8), the Phicomm Group is the beneficial owner of 5,000,000 Ordinary Shares, constituting approximately 14.1% of the Issuer’s Ordinary Shares. For additional information regarding persons who may share such beneficial ownership, see Amendment No. 6 to this Schedule 13D, as filed by the Phicomm Group on November 8, 2016.

Item 5 of the Statement is hereby amended by the addition of the following information with respect to beneficial ownership of the Issuer’s Ordinary Shares by TTL and Mr. Jin Wei:

8

In addition to the 89,063 Ordinary Shares acquired by TTL on May 25, 2017, as reported in Amendment No. 7 to the Filing Persons’ Schedule 13D, TTL has purchased 264,500 Ordinary Shares in market transactions denominated in United States Dollars (US$) on the Nasdaq Stock Market, as detailed in the following table:

Date	No. of Shares	Price Per Share	Total
6/5/2017	130,000	$2.2410	$291,330.00
6/6/2017	64,500	2.2883	147,595.35
6/8/2017	13,966	2.3400	32,680.44
6/9/2017	15,383	2.3543	36,216.20
6/12/2017	20,651	2.3546	48,624.84
6/13/2017	20,000	2.3386	46,772.00
Total:	264,500		$603,218.83

At the date of this Schedule 13D (Amendment No. 8), TTL is the beneficial owner of 353,563 Ordinary Shares, constituting approximately 1.0% of the Issuer’s Ordinary Shares. As the sole shareholder and sole director of TTL, Mr. Jin Wei possesses the power to direct TTL’s voting and disposition of the Ordinary Shares owned directly by TTL, and he may therefore be deemed to be the beneficial owner of such Ordinary Shares.

All Ordinary Shares beneficially owned by the Phicomm Group, and all Ordinary Shares beneficially owned by the TTL and Mr. Jin Wei, are issued and outstanding. Percentage beneficial ownership amounts are based on 35,400,000 Ordinary Shares outstanding.

Except as disclosed in this Item 5, none of the members of the Phicomm Group and, to their knowledge, none of their directors or officers has effected any transactions in the Ordinary Shares during the 60 days preceding the filing of the Schedule 13D (Amendment No. 8).

Except as disclosed in this Item 5 and in Item 5 of the Filing Persons’ Schedule 13D (Amendment No. 7), neither TTL nor Mr. Jin Wei has effected any transactions in the Ordinary Shares during the 60 days preceding the filing of the Schedule 13D (Amendment No. 8).

For the reasons previously described in Item 4 of this Schedule 13D (Amendment No. 7), the Phicomm Group, TTL and Mr. Jin Wei may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder. However, the Phicomm Group disclaims any beneficial interest in the Ordinary Shares beneficially owned by TTL and Mr. Jin Wei, and TTL and Mr. Jin Wei disclaim any beneficial interest in the Ordinary Shares beneficially owned by the Phicomm Group.

9

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2017

SHANGHAI PHICOMM COMMUNICATION CO., LTD.

	By:	/s/ Gu Yunfeng
	Name:	Gu Yunfeng
	Title:	Vice Chairman

PHICOMM TECHNOLOGY (HONG KONG) CO., LIMITED.

	By:	/s/ Gu Guoping
	Name:	Gu Guoping
	Title:	Sole Director

THE SMART SOHO INTERNATIONAL LIMITED

	By:	/s/ Gu Guoping
	Name:	Gu Guoping
	Title:	Sole Director

GU GUOPING, individually

	/s/	Gu Guoping
	Name:	Gu Guoping

TALENT TRANSMISSION LIMITED

	By:	/s/ Jin Wei
	Name:	Jin Wei
	Title:	Sole Director

JIN WEI, individually

	/s/	Jin Wei
	Name:	Jin Wei